ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 29, 2024

DATE AND TIME: On August 29, 2024, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the members elected, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The Board members resolved on the payment of interest on capital to stockholders, ad referendum of the General Stockholders' Meeting, and in accordance with sub item 6.8, X of the Company's Bylaws and Stockholder Remuneration Policy, in the amount of R$ 0.27298 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.232033 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made until April 30, 2025. Interest will be recorded as credit to the specific account on September 27, 2024, based on the final stockholding position recorded on September 19, 2024, with their shares traded ex-rights starting September 20, 2024.

CLOSING: With the work of the meeting concluded, Álvaro Felipe Rizzi Rodrigues, the meeting's secretary, drafted these minutes and after it were read and approved by all, it was signed. São Paulo (SP), August 29, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board members.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer